SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MILLENNIUM PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

MAHOGANY ACQUISITION CORP.
a wholly-owned subsidiary of

TAKEDA AMERICA HOLDINGS, INC.
a wholly-owned subsidiary of

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

599902103
(CUSIP Number of Class of Securities)

Iwaaki Taniguchi
President
Takeda America Holdings, Inc.
767 Third Avenue, 8th Floor
New York, NY 10017
Tel: (212) 421-6954
Fax: (212) 355-5243
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of filing persons)

Copies to:

Bruce W. Raphael, Esq.
Matthew J. Gardella, Esq.
Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue
Boston, Massachusetts 02199
Tel: (617) 239-0100
Fax: (617) 227-4420

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable*	Not applicable*

    *
    A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1

  ☐
  issuer tender offer subject to Rule 13e-4

  ☐
  going private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

THE FOLLOWING PRESENTATION MATERIAL WAS MADE AVAILABLE BY TAKEDA
PHARMACEUTICAL COMPANY LIMITED ON APRIL 10, 2008.

Takeda Takeda Acquires Millennium Takeda Acquires Millennium

Pharmaceuticals, Inc. Pharmaceuticals, Inc.

-Accelerates vision of becoming a top 3 global oncology company Accelerates vision of becoming a top 3 global oncology company- President

Yasuchika Hasegawa 2008.4.10 Takeda Pharmaceutical Company Limited

2006-2010 Medium-Term Plan Growth toward a World Growth toward a World-class class

Pharmaceutical Company Pharmaceutical Company

Sales of in-house ethical products

FY2015 2 trillion yen

FY2010 1.4 trillion yen Enhancement of Enhancement of

R&D pipeline R&D pipeline

Take full advantage of high performing Japanese companies Take full advantage of high performing Japanese companies’ strengths strengths

 Establish precise strategies based on the long term perspective Establish precise strategies based on the long term perspective and execute them to perfection and execute them to perfection

 Continue to improve productivity and efficiency throughout the o Continue to improve productivity and efficiency throughout the organization rganization

Improvement of Improvement of

geographical coverage geographical coverage

Recruit and develop Recruit and develop

high high-caliber people

Build Oncology to be a core growth area Build Oncology to be a core growth area for the next generation for the next generation

Franchise I: Lifestyle I: Lifestyle-related diseases related diseases

Franchise II: II:

Oncology and Urological diseases

Franchise III: CNS, Bone/Joint diseases

Franchise IV:

Gastroenterological and other diseases

Takeda Takeda’s Oncology Vision s Oncology Vision

 Build Takeda into a top 3 global

oncology company

 Develop a high quality portfolio of

clinically differentiated products

that drive better patient outcomes

 Establish a strong reputation as a

R&D driven company meeting

unmet medical needs and

providing high QOL for patients

suffering from cancer

Current efforts in oncology therapeutic area Current efforts in oncology therapeutic area

 Takeda became Amgen’s worldwide partner for AMG706 (“motesanib”)

 Additionally, received exclusive development and marketing rights in Japan for 12 programs in oncology,

inflammation and pain

 Gained significant development capabilities in biologics

Improvement and alliance of antibody technology platform

Acquisition of Amgen’s Japanese subsidiary (February 2008)

Gain of exclusive worldwide commercial rights to GVAX (March 2008)

 Establish collaboration with XOMA for therapeutic monoclonal antibody discovery and development in

November 2006

 Agreement in May 2007, provides access to BioWa’s platform for development of ADCC enhanced antibodies

 Establishment of Takeda San Francisco positioned as a center of excellence for Takeda’s therapeutic antibody research in November 2007

 GVAX is an immunotherapy product candidate discovered by Cell Genesys for prostate cancer

 GVAX is designed to present the immune system with a broad spectrum of tumor antigens and stimulate an immune response against the patient's tumor

 Two phase III trials are ongoing in patients with advanced prostate cancer with the FDA fast track status verview of Millennium Overview of Millennium

 Established 1993

 Leading Oncology Player

 Highly regarded R&D capabilities

 Strong presence in US commercial capabilities

 Market leading oncology product with blockbuster potential

 One of top 10 biotechnology companies worldwide by market value

 Revenue of $528MM, Net Income of $14.9MM in FY 2007

 Robust pipeline in oncology and inflammation diseases area

 Fully integrated capabilities with high quality

Addressing large, unmet needs in oncology and inflammatory disea Addressing large, unmet needs in oncology and inflammatory diseases ses

PC Phase I Phase II Phase III Reg. Market

VELCADE (multiple myeloma)

(NHL mantel cell)

(NHL follicular)

(other tumors)

MLN0518 (AML, glioblastoma)

MLN8237/8054 (advanced malignancies)

MLN4924 (advanced malignancies)

MLN2238 (multiple myeloma, NHL

follicular, solid tumors)

MLN0002 (UC, Crohn’s)

MLN3126 (Crohn’s)

MLN3897/3701 (inflammatory diseases)

MLN1202 (atherosclerosis)

MLN0415 (RA, MS, COPD, IBD)

MLN6095 (asthma, allergic rhinitis)

Robust Pipeline of Robust Pipeline of Millennium Millennium

Oncology IBD Inflammation

Millennium brings fully integrated capabilities Millennium brings fully integrated capabilities

Research Research Development Development Commercial Commercial. Focused on novel, targeted therapies that attack cancer

cell growth and survival

pathways. Pioneer in the field of

protein homeostasis.

Strong ubiquitin and

protein homeostasis science

capabilities. Proven innovative

strategies to expedite

development and registration

of oncology drugs. Accelerated and full

approval in US and EU for

VELCADE in Multiple

Myeloma and relapsed

Mantle Cell Lymphoma and

CAMPATH.

In-house expertise to

oversee large scale Phase III

trials. Proven track record with

VELCADE, selling 26.5

billion yen in 2007 after

launch in 2003. #7 ranked sales force

among hematologists and

oncologists*.

 Strong medical affairs

group

*Source: Verispan Physician Ranking Table; Oncology and Hematology 2006

Positioning and function of Millennium Positioning and function of Millennium

Millennium will be responsible for the global oncology strategy Millennium will be responsible for the global oncology strategy within Takeda group Millennium

1.Responsible for global product and marketing strategy Responsible for global product and marketing strategy function in oncology therapeutic area function in oncology therapeutic area

2.Millennium will be the core oncology research center Millennium will be the core oncology research center

3.Responsible for global development function in oncology area Responsible for global development function in oncology area

4.Responsible for manufacturing control function in oncology area Responsible for manufacturing control function in oncology area

5.Commercial and marketing function for oncology in US

Strength of Combining Millennium with Takeda Strength of Combining Millennium with Takeda

 VELCADE to contribute to Triton financials VELCADE to contribute to Triton financials

 Rapidly enhance Takeda Rapidly enhance Takeda’s development pipeline in oncology s development pipeline in oncology

 Complementary and fully integrated capabilities in oncology Complementary and fully integrated capabilities in oncology

 Strengthen Takeda Strengthen Takeda’s GI franchise with the addition of Millennium s GI franchise with the addition of Millennium’s

IBD pipeline IBD pipeline

 Further strengthen US business Further strengthen US business

 Complementary research platforms will strengthen Takeda Complementary research platforms will strengthen Takeda’s ability s ability to generate drug candidates to generate drug candidates

 Attract further outstanding personnel and talent

VELCADE sales growth contributes to VELCADE sales growth contributes to

Takeda Takeda’s financial performance s financial performance

 Novel, first-in-class oncology drug

 Standard of care in 2nd and 3rd line

for multiple myeloma

 Expect first-line approval in June

2008 in US

 Potential broad application

in other cancers

 Blockbuster sales potential both

internationally and in US

 Marketed in 86 countries ex-US by J&J

 2007 worldwide sales: ~$800M

Guidance

320 - 345

265

220

193

143

60

$0

$100

$200

$300

$400

2003 2004 2005 2006 2007 2008

VELCADE US Net Sales ($MM)

Broaden Pipeline in Oncology

Development code	Indication	Phase	In-house/In-license
TAP-144SR	Prostate cancer (6M)	Filed	Takeda
VELCADE	First Line Multiple Myeloma	Filed	Millennium
	NHL follicular	Ph III	
	Other tumors	Ph II	
Vectibix	Colon cancer, head and neck cancer	Preparing for filing	Amgen
Hematide™	CKD related anemia	Ph III	Affymax
	Chemotherapy induced anemia	Ph I	
GVAX	Prostate cancer	Ph III	Cell Genesys
AMG706	Non-small cell lung cancer	Ph III	Amgen
TAK-851	HPV infection	Ph II	Takeda
MLN0518	AML, glioblastoma	Ph II	Millennium
TAK-700	Prostate cancer	Ph I	Takeda
TAK-683	Prostate cancer	Ph I	Takeda
CBP501	Malignant mesothelioma, Lung cancer	Ph I	Canbas
TAK-285	Solid cancer	Ph I	Takeda
MLN8237/8054	Advanced malignancies	Ph I	Millennium

Combined pipeline of TAKEDA (07.3Q), those licensed from Amgen and pipeline of Millennium

11

Takeda Pharmaceutical Company Limited

Complementary Research Capabilities Complementary Research Capabilities

TAKEDA

Millennium

Innovative Oncology Pipeline Innovative Oncology Pipeline

“Hormone Related Drugs Hormone Related Drugs”

“Protein Homeostasis Protein Homeostasis”

“Kinase Kinase Inhibitor Inhibitor”

“Antibodies Antibodies”

• High-throughput protein

crystal structure analysis

• Medicinal chemistry

• Non-clinical

development

• Expertise from creation

of Leuplin

• Genomics

• Proteomics

• Bioimaging

• Tissue Library

 Growth signal

 Angiogenesis

 Cell cycle

Strengthen Takeda's GI Portfolio

<Upper GI tract>

Development code	Indication	Ph I	Ph II	Ph III	NDA	Marketed
AG-1749	Gastric ulcer, Duodenal ulcer, etc					●
	Risk reduction of NSAID-associated gastric ulcer (Jpn)			●		
TAK-390MR	Erosive esophagitis and non-erosive gastro-esophageal reflux disease (US)				●	
ilaprazole	Peptic ulcer (US)		●			
TAK-438	Acid-related diseases(GERD, Peptic ulcer etc)	●				

<Lower GI tract>

Brand name/ Development code	Indication	Ph I	Ph II	Ph III	NDA	Marketed
Amitiza	Chronic Idiopathic Constipation (US)					●
	Irritable bowel syndrome with constipation (US)				●	
	Opioid-induced bowel dysfunction (US)			●		
MLN0002	Ulcerative colitis, Crohn's disease			Pre-Phase-III		
MLN3126	Crohn's disease	Pre-Phase-I				
Lialda *	Ulcerative colitis (US)					●

Combined pipeline of TAKEDA(07.3Q), TAP and Millennium

*TAP announced co-promotion with Shire

13

Takeda Pharmaceutical Company Limited

Acquisition Method of Millennium Shares and Schedule Acquisition Method of Millennium Shares and Schedule

1. Acquiring Entity Mahogany Acquisition Corp.

2. Target Millennium Pharmaceuticals, Inc.

3. Acquisition Price $25.00 per share

4. Acquisition Amount Approximately $8.8 Billion

*This figure was calculated by multiplication of

Millennium’s total outstanding shares (on fully diluted

base) with the tender offer price

5. Tender Offer period To start within 5 operating days from

April 10 (US time)

Period: 20 operating days (the period may be extended up

to October 31, 2008)

(Note) Transaction has been unanimously approved by the Boards of both companies

Impact on Financial Impact on Financial

 Acquisition is expected to enhance consolidated ordinary

earnings before transaction-related amortization of intangible assets etc., starting the fiscal year ended March 2010

 It is intended to provide further guidance of the impact on financial results at the time of releasing FY 2007 earnings (May 9, 2008)

 Sales growth of VELCADE will largely contribute to Takeda’s consolidated sales

 No change to Takeda’s shareholder return policy announced in

“2006-2010 mid-term plan”

 Dividend: Payout ratio will increase gradually around 45% in FY 2010

 Share buyback: From April 11, 2008, Takeda will re-instigate a share buyback program which will be implemented flexibly

Forward-Looking Statements

This presentation contains “forward-looking statements” about Takeda and Millennium that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger;

uncertainties as to how many of the Millennium’s stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Takeda's or Millennium's control; transaction costs; actual or contingent liabilities;

and other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange

Commission by Millennium, as well as the tender offer documents to be filed by Mahogany Acquisition

Corp. and the Solicitation/Recommendation Statement to be filed by Millennium. Neither Takeda nor Millennium undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

The tender offer for the outstanding common stock of Millennium referred to in this presentation has not yet commenced, and this presentation is not an offer to buy or a solicitation of an offer to sell

Millennium's common stock. The solicitation and the offer to buy shares of Millennium’s common stock will be made pursuant to an offer to purchase and related materials that Mahogany Acquisition Corp., a wholly-owned subsidiary of Triton America Holdings, Inc., intends to file with the U.S. Securities and

Exchange Commission. At the time the tender offer is commenced, Mahogany Acquisition Corp. will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter Millennium will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of

Transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that Millennium shareholders should read and carefully consider before making any decision with respect to the tender offer. These materials will be sent free of charge to all stockholders of Millennium. In addition, all of these materials (and all other materials filed by

Millennium with the U.S. Securities and Exchange Commission) will be available at no charge from the

U.S. Securities and Exchange Commission through its website at http://.www.sec.gov. Free copies of the

Offer to Purchase, the related Letter of Transmittal and certain other offering documents may be obtained by directing such requests to The Altman Group, the information agent for the tender offer, at

+1 201 806 7300 for banks and brokerage firms, and at +1 866 751 6316 for stockholders and others.

Investors and security holders may also obtain free copies of the documents filed with the U.S.

Securities and Exchange Commission by Millennium at http://www.Millennium.com.